  Exhibit 99.1

AMARC RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2021 and 2020

(Expressed in Canadian Dollars) (Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

		September30,	March31,
		2021	2021
	Note	($)	($)

ASSETS

Current assets
Cash	3	1,353,821	308,085
Amounts receivable and other assets	6	206,928	47,380
Marketable securities	4	586,565	1,026,418
		2,147,314	1,381,883
Non-current assets
Restricted cash	5	178,548	178,487
Right-of-use asset	13	92,470	-
Total assets		2,418,332	1,560,370

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	8	921,758	168,195
Balances due to related parties	11	643,236	795,239
Lease liability	13	11,790	-
		1,576,784	963,434

Non-current liabilities
Director's loan	9	605,880	570,000
Lease liability	13	86,020	-
Total liabilities		2,268,684	1,533,434

Shareholders' equity
Share capital	10	64,744,721	64,744,721
Reserves	10	4,430,229	4,870,082
Accumulated deficit		(69,025,302)	(69,587,867)
		149,648	26,936

Total liabilities and shareholders' equity		2,418,332	1,560,370

Nature of operations and going concern (Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson                                                                                         /s/ Scott D. Cousens

Robert A. Dickinson                                                                                              Scott D. Cousens
Director                                                                                                                  Director

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except forweighted average number of common shares)

		Three months ended September 30,		Six months ended September 30,
	Note	2021	2020	2021	2020
		($)	($)	($)	($)
Expenses
Exploration and evaluation	6(b)	2,989,419	610,894	3,782,987	954,985
Assays and analysis		57,649	18,248	134,616	86,014
Drilling		556,938	145,638	592,710	145,638
Geological, including geophysical		485,781	106,410	646,606	333,083
Helicopter and fuel		777,002	179,547	824,536	179,547
Property acquisition and assessments costs		1,533	–	1,731	198
Site activities		1,025,972	116,853	1,290,787	146,444
Socioeconomic		8,950	34,614	193,487	54,477
Technical data		9,086	–	20,408	–
Travel and accommodation		66,508	9,584	78,106	9,584

Administration		121,469	180,595	247,964	300,166
Legal, accounting and audit		11,441	20,000	42,137	23,767
Office and administration	12(b)	68,713	131,643	145,658	233,197
Rent		3,329	–	7,049	–
Shareholder communication		17,014	8,774	31,687	16,887
Travel and accommodation		185	–	185	5,008
Trust and regulatory		20,787	20,178	21,248	21,307

Equity-settled share-based compensation		–	6,299	–	12,775

Cost recoveries	6(b)	(3,449,995)	(1,080,048)	(4,373,725)	(1,080,048)

		(339,107)	(282,260)	(342,774)	187,878
Other items
Finance income		(2,132)	(21,898)	(13,854)	(22,572)
Interest expense – director's loans	9	25,205	29,080	50,137	61,491
Accretion expense - office lease		2,924	–	4,909	–
Other fee income	6(b)	(253,149)	–	(305,821)	–
Amortization of Right-of-use asset		5,044	–	8,407	–
Transaction cost – director's loans	9	18,683	14,037	35,880	26,957
Foreign exchange loss		561	(958)	551	(957)
Net (income) loss		(541,971)	(261,999)	(562,565)	252,797

Other comprehensive loss:
Items that will not be reclassified subsequently to loss:
Change in value of marketable securities		371,690	–	439,853	1,465
Total other comprehensive (income) loss		(170,281)	(261,999)	(122,712)	254,262

Basic and diluted (income) loss per share		(0)	(0)	(0)	0

		(#)	(#)	(#)	(#)
Weighted average number of common
shares outstanding		180,602,894	176,954,542	180,602,894	176,278,718

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Changes in (Deficiency) Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital			Reserves
	Numberof shares	Amount	Subscription advance	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total
	(#)	($)	($)	($)	($)	($)	($)	($)

Balance at April 1, 2020	175,602,894	64,341,556	–	2,244,764	13,761	3,373,372	(70,948,566)	(975,113)
Net loss for the period	–	–	–	–	–	–	(252,797)	(252,797)
Other comprehensive loss for the period	–	–	–	–	(1,088)	–	–	(1,088)
Total comprehensive loss	–	–	–	–	(1,088)	–	(252,797)	(253,885)
Equity-settled share-based compensation	–	–	–	12,775	–	–	–	12,775
Subscription received for shares to be issued	–	–	100,000	–	–	–	–	100,000
Shares issued through exercise of warrants	3,000,000	241,959	–	–	–	(91,959)	–	150,000

Balance at September 30, 2020	178,602,894	64,583,515	100,000	2,257,539	12,673	3,281,413	(71,201,363)	(966,223)

Balance at April 1, 2021	180,602,894	64,744,721	–	2,262,652	(612,677)	3,220,107	(69,587,867)	26,936
Net income for the period	–	–	–	–	–	–	562,565	562,565
Other comprehensive loss for the period	–	–	–	–	(439,853)	–	–	(439,853)
Total comprehensive loss	–	–	–	–	(439,853)	–	562,565	122,712
Balance at September 30, 2021	180,602,894	64,744,721	–	2,262,652	(1,052,530)	3,220,107	(69,025,302)	149,648

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2021	2020
		($)	($)
Operating activities
Loss for the period		562,565	(252,797)
Adjustments for:
Amortization of right-of-use asset	13	8,407	–
Equity-settled share-based compensation		–	12,775
Office lease accretion per IFRS 16	13	4,909	–
Office base rent recorded as lease reduction per IFRS 16	13	(7,976)	–
Interest expense – director's loans	9	50,137	61,491
Transaction cost – director's loans	9	35,880	26,957

Changes in working capital items
Amounts receivable and other assets		(159,548)	(40,042)
Restricted cash		(61)	(20,266)
Accounts payable and accrued liabilities		753,563	914,092
Advanced contributions received	6	–	–
Balances due to related parties		(202,138)	205,479
Net cash (used in) provided by operating activities		1,045,738	907,689

Financing activities
Net proceeds from issuance of common shares pursuant to
exercise of share purchase warrants	9(c)	–	150,000
Share subscription advance		–	100,000
Repayment of director's loans		–	(300,000)
Net cash (used in) financing activities		–	(50,000)

Net (decrease) increase in cash		1,045,738	857,689
Cash, beginning balance		308,085	249,183
Cash, ending balance		1,353,823	1,106,872

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (“Amarc” or the “Company”) is a company incorporated under the laws of the Province of British Columbia (“BC”). Its principal business activity is the acquisition and exploration of mineral properties. The Company’s mineral property interests are located in BC. The address of the Company’s corporate office is 14th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company’s continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and the future profitable production from its mineral property interest or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements as at and for the six months ended September 30, 2021 (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at September 30, 2021, the Company had cash of $1,353,821, a working capital of $570,530, and an accumulated deficit of $69,025,302.

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funding can be raised through financing activities. These factors indicate the existence of a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions, which may adversely impact Amarc’s business and results of operations and the operations of contractors and service providers. The extent to which the COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning its severity and the actions taken to contain the virus or treat its impact, among others. The adverse effects on the economy, the stock market and Amarc’s share price could adversely impact its ability to raise capital, with the result that our ability to pursue development of the JOY, IKE and DUKE Districts could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on the Company’s business and results of operation and could delay its plans for development of its districts.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and the interpretations by the IFRS Interpretation Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended March 31, 2021. Results for the reporting period ended September 30, 2021 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its more recent annual financial statements, which are filed under the Company’s provide on SEDAR at www.sedar.com.

The Audit Committee of the Company’s Board of Directors authorized these Financial Statements for issuance on November 26, 2021.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for certain financial instruments classified as fair value through other comprehensive income, which are reported at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its wholly-owned subsidiary, 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC. The Subco was incorporated for the purposes of entering into an option agreement related to the JOY District. On March 30, 2021, Subco was dissolved, did not have any assets, liabilities, income or expenses, and all intercompany balances and transactions had been eliminated on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)
Adoption of IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, replacing IAS 17 - Leases. IFRS 16 provides a single lessee accounting model and requires the lessee to recognize assets and liabilities for all leases on its statement of financial position, providing the reader with greater transparency of an entity’s lease obligations.

The Company elected to use the modified retrospective transition approach, which provides lessees a method for recording existing leases at adoption with no restatement of prior period financial information. Under this approach, a lease liability was recognized at January 1, 2019 in respect of leases previously classified as operating leases, measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at transition. The associated right-of-use assets were measured at amounts equal to the respective lease liabilities, subject to certain adjustments allowed under IFRS 16.

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●
Leases of low value assets; and

●
Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company’s incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

On initial recognition, the carrying value of the lease liability also includes:

●
Amounts expected to be payable under any residual value guarantee;

●
The exercise price of any purchase option granted if it is reasonable certain to assess that option;

●
Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at the amount of the lease liability, reduced for any lease incentives received, and increased for:

●
Lease payments made at or before commencement of the lease;

●
Initial direct costs incurred; and

●
The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases, an equivalent adjustment is made to the carrying value.

As of the initial adoption date of January 1, 2019, the Company does not have any leases that are required to be recognized as assets and liabilities. The Company entered into an office lease with an effective date on May 1, 2021.

(d)
Significant accounting estimates and judgements

The critical estimates and judgements applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited consolidated financial statements as at and for the year ended March 31, 2021.

(e)
Operating segments

The Company operates as a single reportable segment—the acquisition, exploration and development of mineral properties. All assets are held in Canada.

3.
CASH

The Company’s cash is invested in business and savings accounts, which are available on demand by the Company.

4.
MARKETABLE SECURITIES

As at September 30, 2021, the fair value of its current holdings was $586,565 (March 31, 2021 - $1,026,418) and the negative change of fair value adjustment of $439,853 for the six months ended September 30, 2021 (September 30, 2020 – negative change of fair value adjustment of $1,087). The marketable securities include 5.5 million units (shares and warrants) of Carlyle Commodities Corp., a Canadian public company listed on TSX-V exchange.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at September 30, 2021, the Company held the following marketable securities:

Company	Shares/Warrants Held	Cost	Fair Value	Fair Value Increase(Decrease)
	(#)	($)	($)	($)
Carlyle Commodities Corp - Shares	5,500,000	907,500	330,000	(577,500)
Carlyle Commodities Corp - Warrants	5,500,000	727,000	237,000	(490,000)
Other	2,275,002	18,356	19,565	1,209
	13,275,002	1,652,856	586,565	(1,066,291)

5.
RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon completion of any required reclamation work on the related projects.

6.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30, 2021	March 31, 2021
	($)	($)
Sales tax refundable	137,971	17,011
Contribution receivable (note 7(b))	59,305	9,851
Prepaid	9,652	20,518
	206,928	47,380

7.
EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

Below is a summary of the Company’s major exploration projects and their associated royalties, where the Company is currently incurring the majority of its exploration work.

(a)
IKE District

Refer to the discussion of IKE District under note 7(a) in the audited financial statements of the Company for the year ended March 31, 2021.

(b)
JOY District

Historical information

Refer to the discussion of JOY District under note 7(b) in the audited financial statements of the Company for the year ended March 31, 2021.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

JOY District Agreement with Freeport

On May 11, 2021, the Company and Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. (NYSE:FCX) entered into a Mineral Property Earn-in Agreement (the “EIA”) whereby Freeport may acquire up to a 70% ownership interest of the Company’s Joy porphyry Cu-Au District Property.

Under the terms of the EIA, Freeport has a two-stage option to earn up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over a 10 year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5- year term. During the first year of the earn-in, a $4 million work program is planned in the JOY District.

These optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to operate the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% interest, for a total 70% interest by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

On August 4, 2021 Amarc announced that Freeport had increased its first year contribution to the Company’s ongoing exploration program at the JOY District from $4 million to $5.5 million.

During the six months ended September 30, 2021, the Company incurred eligible and recoverable project costs of $4,224,347. These were included in the expenses in the Condensed Interim Consolidated Statements of Loss and Comprehensive Loss for the six months ended September 30, 2021. The cost recoveries recorded in the six months ended September 30, 2021 are: (i) $3,554,464 related to this project, (ii) $148,227 related to the refunds received by the Company for its portion of BC Mineral Exploration Tax Credit (“BCMETC”) as a result of the re-assessment of the Company’s refund claims for fiscal 2018 and 2019, and (iii) $1,551 cost recoveries related to other property costs incurred in fiscal 2021.

During the six months ended September 30, 2021, the Company earned a fee of $305,821 as the operator of the project of the JOY District.

(c)
DUKE District

The DUKE District is located in central BC. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 11(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2021	March 31, 2021
	($)	($)
Accounts payable	694,584	51,889
Accrued liabilities	227,174	116,306
Total	921,758	168,195

9.
DIRECTORS’ LOANS

	Six months ended	Year ended
	September 30, 2021	March 31, 2021
	($)	($)
Opening balance	570,000	812,119
Principal repayment	–	(300,000)
Amortization of transaction costs	35,880	57,881
Closing balance	605,880	570,000

	Six months ended	Year ended
	September 30, 2021	March 31, 2021
	($)	($)
Non-current portion	605,880	570,000
Total	605,880	570,000

Finance expenses	Six months ended September 30,
	2021	2020
	($)	($)
Interest on loan	50,137	61,491
Amortization of transaction costs	35,880	26,957
Total	86,017	88,448

(a)
2019 loan

In December 2019, the Company entered into a loan extension and amendment agreement (the “Loan”) with a director and significant shareholder of the Company (the “Lender”), pursuant to which a previous loan agreement with a maturity date of November 26, 2019 was extended for five years or earlier pending the achievement of certain financing milestones. The Loan has a principal sum of $1,000,000, is unsecured and bears interest at a rate of 10% per annum.

Pursuant to the Loan, the Company issued to the Lender a loan bonus comprising of 16,000,000 common share purchase warrants (the “Warrants”) with an expiry of five years and an exercise price of $0.05 per share.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)
2019 bridge loans

In July and August 2019, the Company entered into certain loan agreements (collective the “Bridge Loans”) with a director of the Company and a private company wholly-owned by a director of the Company (collectively the “Bridge Lenders”), pursuant to which the Bridge Lenders advanced to the Company an aggregate principal sum of $375,000 with a 1-year term and bearing interest at 10% per annum. The Bridge Loans were fully repaid in September 2019.

In December 2019, the Company entered into a loan agreement (the “Second Bridge Loan”) with a director of the Company (the “Second Bridge Lender”), pursuant to which the Second Bridge Lender advanced to the Company a principal sum of $300,000 with a 9-month term and bearing interest at a rate of 10% per annum.

Advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable transaction costs, comprised of the fair values of the loan bonus warrants granted, representing a partially offsetting asset balance. Such transaction costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

In August 2020, the principal and interest balances of the Second Bridge Loan were fully repaid.

10.
SHARE CAPITAL AND RESERVES

(a)
Authorized and outstanding share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

On August 20, 2020, 3,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $150,000.

On October 2, 2020, 2,000,000 flow-through shares were issued pursuant to the exercise of warrants for gross proceeds of $100,000. $100 related to flow-through tax filing has been deducted from the gross proceeds as issuance costs.

Approximately $167,000 of the flow-through proceeds received were renounced to the shareholder as at December 31, 2020. The Company recognized no flow-through premium in excess of the fair value of these common shares at their dates of issuance.

As at September 30, 2021, the amount of flow-through proceeds remaining to be expended is approximately $83,000, which must be incurred on or before December 31, 2023.

As at September 30, 2021, there were 180,602,894 Common Shares issued and outstanding.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)
Share purchase options

The following summarizes changes in the Company’s share purchase options (the “Options”):

September 30, 2021			June 30, 2020
	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options
Outstanding – beginning balance	$0.05	2,000,000	$0.05	2,000,000
Grant	-	-	-	-
Outstanding – ending balance	$0.05	2,000,000	$0.05	2,000,000

The following summarizes information on the options outstanding and exercisable as at September 30, 2021:

	Options Outstanding		Options Exercisable
Exercise price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Remaining Contractual Life (years)	Number of Options
$0.05	3. 16	2,000,000	3.16	2,000,000
Total	3.16	2,000,000	3.16	2,000,000

(c)
Share purchase warrants

The following common share purchase warrants were outstanding at September 30, 2021 and March 31, 2020:

	Exercise price	September 30, 2021	March 31, 2021
Issued pursuant to the Loan (note 9(a))	$ 0.05	16,000,000	16,000,000
Exercised		(5,000,000)	(5,000,000)
Total		11,000,000	11,000,000

(i)
2019 loan bonus warrants

In December 2019, 16,000,000 share purchase warrants were issued pursuant to the Loan (note 9(a)). The fair value of these warrants at issue was determined to be $490,449 at $0.03 per warrant using the Black-Scholes pricing model and based on the following assumptions: risk-free rate of 1.57%; expected volatility of 144%; underlying market price of $0.035; strike price of $0.05; expiry term of 5 years; and, dividend yield of nil.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

11.
RELATED PARTY TRANSACTIONS

	September 30, 2021	March 31, 2021
Balances due to related parties	($)	($)
Bookskipper Accounting & Tax Services	–	1,050
Hunter Dickinson Services Inc.	421,642	614,352
Robert Dickinson (interest payable)	221,397	174,816
United Mineral Services Ltd.	–	5,021
	643,039	795,239

Additionally, at September 31, 2021, the Company owed $197 to an officer and director of the Company in respect of expenses incurred on behalf of the Company.

(a)
Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing, and controlling the activities of the Company, directly and indirectly, and by definition include all the directors of the Company.

Note 9 includes the details of a director’s loan. Note 7(b) and 7(c) includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the directors of the Company.

During the six months ended September 30, 2021 and 2020, the Company’s President, Chief Executive Officer and Director; and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 11(b)).

During the six months ended September 30, 2021, the Company incurred fees totaling $9,000 in respect of services provided by the Chief Financial Officer.

There were no other transactions with KMP during the six months ended September 30, 2021 and 2020.

(b)
Hunter Dickinson Services Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc acquires services from a number of related and arms-length contractors, and it is at Amarc’s discretion that HDSI provides certain contract services.

The Company has one director in common with HDSI, namely Robert Dickinson. Also, the Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and are contracted to work for the Company under an employee secondment agreement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients both within and external to the exploration and mining sector.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Six months ended September 30,
	2021	2020
(rounded to the nearest thousand CAD)	($)	($)
Services received from HDSI and as requested by the Company	406,000	632,000
Information technology – infrastructure and support services	37,000	30,000
Office rent	2,000	–
Reimbursement, at cost, of third-party expenses incurred by HDSI on behalf of the Company
	91,000	54,000
Total	536,000	716,000

(c)
United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests. There were no transactions with UMS that occurred during the six months ended September 30, 2021 and 2020.

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.
SUPPLEMENTARY INFORMATION TO THE CONSOLIDATED STATEMENTS OF LOSS

(a)
Employees’ salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Six months ended September 31,
	2021	2022
Employee salaries and benefits (1)	($)	($)
Exploration an evaluation expenses	766,000	402,000
Administration expenses (2)	126,000	136,000
	892,000	538,000

(1)
rounded to the nearest thousand dollar

(2)
includes salaries and benefits included in office and administration expenses (note 12(b)) and other salaries and benefits expenses classified as administration expenses

(b)
Office and administration expenses

Office and administration expenses include the following:

	Six months ended September 31,
	2021	2020
Office and administration expenses (1)	($)	($)
Salaries and Benefits	109,000	127,000
Data processing and retention	10,000	31,000
Insurance	18,000	44,000
Other office expenses	6,000	7,000
	143,000	209,000

(1)
rounded to the nearest thousand dollar

13.
OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1, 2021 and the lease expires on April 29, 2026. Refer to Note 2 (c) for details regarding the 2019 adoption of IFRS 16.

Right-of-use asset

A summary of the changes in the right-of-use asset for the six months period ended September 30, 2021 and 2020 is as follow:

AMARC RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended September 30, 2021 and 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	2021	2020
Right-of-use-asset	($)	($)
Balance at March 31	-	-
Addition	100,877	-
Amortization	(8,407)	-
Balance at September 30	92,470	-

Lease liability

On May 1, 2021, the Company entered into lease agreement which resulted in the lease liability of

$100,877 (undiscounted value of $134,766, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI.

A summary of changes in the lease liability during the six-months ended September 30, 2021 and 2020 are as follows:

	2021	2020
Lease liability	($)	($)
Balance at March 31	-	-
Addition	100,877	-
Lease payment – base rent portion	(2,128)	-
Lease liability – accretion expense	4,909	-
Balance as at September 30	103,658	-
Current portion	11,790	-
Long-term portion	86,020	-

The following is a schedule of the Company’s future lease payments (base rent portion) under lease obligations:

Future lease payments (base rent portion only)	($)
Fiscal 2022 (October 1, 2021 to March 31, 2022)	16,235
Fiscal 2023 (April 1, 2022 to March 31, 2023)	26,746
Fiscal 2024 (April 1, 2023 to March 31, 2024)	28,056
Fiscal 2025 (April 1, 2024 to March 31, 2025)	28,165
Fiscal 2026 (April 1, 2025 to March 31, 2026)	28,165
Fiscal 2027 (April 1, 2026 to April 29, 2027) (Note 6)	2,347
Total undiscounted lease payments	129,714
Less: imputed interest	(31,904)
Lease liability as at September 30, 2021	97,810